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                            October 15, 2020

       Chunning Wang
       Chief Executive Officer
       Lion Group Holding Ltd.
       Unit A-C, 33/F, Tower A, Billion Center
       1 Wang Kwong Road
       Kowloon Bay
       Hong Kong

                                                        Re: Lion Group Holding
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 1,
2020
                                                            File No. 333-249185

       Dear Mr. Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. We note the registered PIPE transaction is not consistent with our guidance in Question
                                                        139.11 of the
Securities Act Sections Compliance and Disclosure Interpretations. In this regard, we note the
True-Up provision in the amended securities purchase agreement protects an investor
from being fully at market risk. To move forward with the registered transaction, please
amend the registration statement to remove the securities covered by the true-up provision
and eliminate the provision from the purchase agreement.
 Chunning Wang
Lion Group Holding Ltd.
October 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameChunning Wang                            Sincerely,
Comapany NameLion Group Holding Ltd.
                                                           Division of
Corporation Finance
October 15, 2020 Page 2                                    Office of Finance
FirstName LastName